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                             December 3, 2021

       Scott M. Haralson
       Chief Financial Officer
       Spirit Airlines, Inc.
       2800 Executive Way
       Miramar, FL 33025

                                                        Re: Spirit Airlines,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 10,
2021
                                                            Form 8-K filed
October 27, 2021
                                                            File No. 001-35186

       Dear Mr. Haralson:

              We have reviewed your November 19, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 5, 2021 letter.

       Response Letter Dated November 19, 2021

       Form 8-K filed October 27, 2021
       Exhibit 99.1
       Non GAAP Financial Measures, page 10

   1. We note your response to prior comment 3. Provide us with additional detail regarding the nature of the
Supplemental rent adjustments, including the extent to which they are similar to (or
different than) maintenance overhaul expenses and supplemental rent incurred in the
ordinary course. Your response should also provide quantitative information for each
item included in the Supplemental rent adjustments for the nine months ended September
30, 2021 and whether the amounts incurred were cash settled
                                                        operating expenses.
 Scott M. Haralson
Spirit Airlines, Inc.
December 3, 2021
Page 2


       You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 with any questions.



FirstName LastNameScott M. Haralson                     Sincerely,
Comapany NameSpirit Airlines, Inc.
                                                        Division of Corporation
Finance
December 3, 2021 Page 2                                 Office of Energy &
Transportation
FirstName LastName